United States
Securities and Exchange Commission
Washington, DC 20549

Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Prime Retail Inc.
(Name of Issuer)

Prime Retail 10.5% Series A Senior Cumulative Preferred Stock
$ 0.01 par value
(Title of Class of Securities)

741570-20-4
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, OH 44122-5525  (216) 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2003
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes)
1	Name of Reporting Person	Howard Amster

2	If a member group		a)	/ /
b)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number  of Shares	7	Sole Voting		27,700
Beneficially
Owned By Each	8	Shared Voting	          141,800
Reporting Person
With			9	Sole Dispositive	27,700

10	Shared Dispositive	10,000

11	Aggregate Amount Beneficially owned       141,800

12	Check if Aggregate Amount (11) Excludes Certain Shares	X

13	Percent of Class Represented by amount in row (11)		6.165 %

14	Type of Reporting Person	IN


















1	Name of Reporting Person	Pleasant Lake Apts. Corp

2	If a member group		a)	/ /
b)	/X/

3	SEC use only

4	Source of Funds		WO

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares	7	Sole Voting
Beneficially Owned
By Each Reporting	8	Shared Voting		10,000
Person With
			9	Sole Dispositive

9	Shared Dispositive	10,000

11	Aggregate Amount Beneficially owned	10,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		.435%

14	Type of Reporting Person	CO


















1	Name of Reporting Person	Pleasant Lake Apts.
					Limited Partnership

2	If a member group		a)	/ /
b)	/X/

3	SEC Use only

4	Source of Funds		OO

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares	7	Sole Voting
Beneficially Owned
By Each Reporting	8	Shared Voting		10,000
Person With
9	Sole Dispositive

10	Shared Dispositive	10,000

11	Aggregate Amount Beneficially owned	10,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class represented by amount in row (11)	.435%

14	Type of Reporting Person		PN


















1	Name of Reporting Person	Ramat Securities Ltd

2	If a member group		a)	  / /
					b)	/X/

3	SEC Use only

4	Source of Funds		WC

5 	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares	7	Sole Voting
Beneficially Owned
By Each Reporting	8	Shared Voting		104,100
Person With
9	Sole Dispositive

10	Shared Dispositive	104,100

11	Aggregate Amount Beneficially owned	104,100

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		4.53%

14	Type of Reporting Person		BD

















There are no changes to the Schedule 13D, as amended except as set forth in this fourth amendment.

Item  4.	Purpose of Transaction

		See Item 6

Item 5.	Interest in Securities of the Issuer

(a)(b)	The aggregate amount owned by the Reporting Persons is
141,800 shares or 6.165 % of the outstanding Series A shares.

Howard Amster and his individual retirement accounts own
27,700 Series A shares or 1.2 % of the outstanding Series A shares.

Pleasant Lake Apts. Limited Partnership owns 10,000 Series A shares or .435% of the outstanding Series A shares.

Ramat Securities Ltd. owns 104,100 Series A shares or 4.53 % of the outstanding Series A shares.

In addition, the aggregate amount owned by the Reporting Persons on other Securities of the Issuer are:

Shares		Common Shares
335,726	owned by Mr. Amster's retirement accounts
  66,948 	owned by Amster Trading Company
Charitable Remainder Unitrust (a 100% owned corp. funded trust of Amster Trading Company)

Shares		Preferred Series B
928,025	owned by Mr. Amster's retirement accounts
    2,750	owned by Amster Limited Partnership (Mr. Amster
		is general partner)
  58,000	owned by Howard M Amster Charitable Remainder
		Unitrust (100% funded by Mr. Amster)
       170	Pleasant Lake Apts. Corp (100% owned by Mr. Amster)
    4,000	owned by Pleasant Lake Ltd. Partnership (Mr. Amster's
		100% corporation is general partner)
181,000	owned by Ramat Securities Ltd. (Mr. Amster is 83% owner)

Howard Amster entered into a VOTING AGREEMENT with Prime Outlets Acquisition Company, LLC dated July 8, 2003 pursuant to which a Proxy has been granted to Prime Outlets Acquisition Company, LLC resulting in shared voting power with respect to shares owned by Mr. Amster for the purpose described in Item 6. below.
Item 6.     	Contracts, Arrangements, Understandings or Relationships
            	With Respect to Securities of the Issuer

Prime Outlets Acquisition Company, LLC has entered into a Voting Agreement with Howard Amster and Gary J. Skoien "Individual Holders", pertaining to an Agreement and Plan of Merger ("Merger Agreement") dated July 8, 2003 between the Issuer and Prime Outlets Acquisition Company, LLC (referred to in the Voting Agreement and hereafter as the "Buyer"), which provides for the merger of the Issuer into the Buyer (the "Merger". Messrs. Amster and Skoien are directors of the Issuer elected by the holders of Series A Senior Cumulative Preferred Stock and Series B Cumulative Participating
Convertible Preferred Stock as a result of the failure of the Issuer to pay dividends on such Preferred Stock for six or more consecutive quarterly periods. Mr. Amster entered a Reaffirmation of Voting Agreement on September 2, 2003, a copy shown attached as an exhibit.

In the Voting Agreement, the Individual Holders have agreed as follows:

(a) At such time as the Issuer and/or its Operating Partnership ("Issuer Operating Partnership") seeks a vote of its stockholders and/or limited partners for the purpose of approving the Merger, each Individual Holder will vote all of the Securities beneficially and of record owned by such Individual Holder or with respect to which such Individual Holder exercises voting power (directly or indirectly) (i) in favor of the Merger, an amendment to the Issuer's charter required thereunder and all other transactions and actions contemplated by the Merger
Agreement, (ii) against any action or agreement that (Y) could reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty, or any other obligation of the Issuer or the Issuer Operating Partnership, under the Merger Agreement or any related agreement or (Z) is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone or adversely affect the Merger or the other transactions contemplated by the Merger Agreement; and (iii) against any other acquisition proposal.
If the Issuer and/or the Issuer Operating Partnership seeks a vote of its stockholders and/or limited partners with respect to any transaction other than the Merger or any other matter which may contradict or conflict with any provision of the Voting Agreement or the Merger Agreement or may make it more difficult or less desirable for Buyer to consummate the Merger, then each Individual Holder agrees to vote such Individual Holder's Securities in the manner most favorable to the consummation of the Merger.




The securities represented by Howard Amster to be owned by him and which are subject to the Voting Agreement are: 402,674 shares of common stock, 141,800 shares of Series A Senior Cumulative Preferred Stock; and 1,173,945 shares of Series B Cumulative Participating
Convertible Preferred Stock. The securities represented by Gary J. Skoien to be owned by him and which are subject to the Voting Agreement are: 3,850 shares of common stock and 27,483 shares of Series B Cumulative Participating Convertible Preferred Stock. The Securities described in the preceding paragraph are hereafter referred to collectively as the "Securities."

At the present time, in order for the Merger and related transactions to be approved such matters must receive the affirmative vote of
two-thirds of the shares of the Series A   Senior Cumulative
Preferred Stock and two-thirds of the shares of the Series B
Cumulative Participating Convertible Preferred Preferred Stock, each voting separately as a class.

(b) The Voting Agreement further provides that each Individual Holder appoints the Buyer or its nominee, irrevocably for the duration of the term of the Voting Agreement, as proxy ("Proxy") to vote each of such Securities at every meeting of the stockholders of the Issuer or limited partners of the Issuer Operating Partnership including the right to sign such Individual Holder's name (as stockholder or limited partner) to any consent, certificate or other document relating to the Issuer or the Issuer Operating Partnership and any matter referred to in the preceding paragraph.

(c) Notwithstanding the foregoing, each Individual Holder may terminate the Voting Agreement and any Proxy in the event the Merger Agreement is terminated in accordance with certain provisions thereof or is materially amended or modified.














(d) Each Individual Holder has further agreed that prior to the effective time of the Merger such Individual Holder will not, and will not permit any of such Individual Holder's affiliates, agents, advisors or representatives retained or engaged to represent the Individual Holder in connection with the Voting Agreement ("Representative,"), to directly or indirectly, (a) encourage solicit, initiate or facilitate any inquiries relating to, or the submission of, any Acquisition Proposal (as defined in the Merger Agreement),
(b) enter into any agreement with respect to any Acquisition Proposal or enter into any agreement, arrangement or understanding requiring such Individual Holder to abandon, terminate or fail to consummate the Merger or any other Transaction or (c) take any action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal.

(e) Each Individual Holder has also agreed not to contract to transfer or dispose of any of the Securities, or any interest therein, other than as expressly contemplated by the Voting Agreement and the Merger
Agreement, to grant any proxies or other arrangement with respect to any Securities or deposit any Securities into a voting trust.

THE VOTING AGREEMENT IS APPENDED TO THIS FORM 13D
AS AN EXHIBIT AND IS INCORPORATED HEREIN BY REFERENCE.
THE FOREGOING SUMMARY IS NOT COMPLETE AND REFERENCE
TO THE ENTIRE VOTING AGREEMENT IS HEREBY MADE FOR A FULL
DESCRIPTION OF ALL OF THE TERMS THEREOF.

 Item 7.
Material to Be Filed as Exhibits

Exhibit 1
Voting Agreement between Prime Outlets Acquisition Company, Inc., Howard Amster and Gary J. Skoien dated July 8, 2003
Schedule 1

Exhibit 2
Reaffirmation of Voting Agreement dated September 2, 2003








Signature.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2003

/s/
Howard Amster

/s/
Pleasant Lake Apts. Corp.
By:	Howard Amster
Title:	President

/s/
Pleasant Lake Apts. Limited Partnership
By:	Howard Amster
Title:	Pleasant Lake Apts. Corp. (its general partner)

/s/
Ramat Securities Ltd.
By:	David Zlatin
Title:	Securities Principal





















Exhibit 1


VOTING AGREEMENT

This VOTING AGREEMENT (this "Agreement") is entered in to as of July 8, 2003 by and among the individuals identified on Schedule I hereto (collectively, the "Individual Holders") and Prime Outlets Acquisition Company, LLC, a Delaware limited liability company ("Buyer").



  WITNESSETH:

  WHEREAS, Prime Retail, Inc., a Maryland corporation (the "Company"), and Buyer have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, (i) for the Company to merge with and into Buyer with Buyer surviving on the terms and subject to the conditions set forth in the Merger Agreement and (ii) for the Amendment and Restatement of the Company Operating Partnership Agreement (all capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement);

  WHEREAS, as of the date hereof, the respective Individual Holders own beneficially and of record the number of shares and class of Company Stock and the number of Company OP Units, as applicable, set forth opposite such Individual Holder's name on Schedule I hereto;

  WHEREAS, the Individual Holders desire to facilitate the consummation of the Merger, the Amendment and Restatement of the Company Operating Partnership Agreement and the other Transactions, and for such purpose the Individual Holders have agreed (i) to vote all of the Company Stock and Company OP Units, as applicable, owned beneficially and of record by the Individual Holders as of the date hereof and any shares or units acquired by any Individual Holders after the date hereof, including all shares of Company Stock issued upon exchange of Company OP Units
(all such Company Stock, Company OP Units, additional shares and units are collectively referred to herein as the "Securities"), as provided in this Agreement, and (ii) to grant to Buyer (or its nominee) an irrevocable proxy to exercise the voting power of the Individual Holders with respect to such Securities as provided in this Agreement; and



  WHEREAS, as a condition to the willingness of Buyer to enter into the Merger Agreement, Buyer has requested that each Individual Holder agree, and in order to induce Buyer to enter into the Merger Agreement, each Individual Holder has agreed, to enter into this Agreement.

  NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:


1.            Agreement to Vote; Proxy; Covenants.

(a)	At such time as the Company and/or the Company Operating
Partnership conducts a meeting of, solicits written consents from, or otherwise seeks a vote of, its stockholders and/or limited partners for the purpose of approving the Merger or any of the other Transactions contemplated by the Merger Agreement (including, without limitation, the Amendment and Restatement of the Company Operating Partnership Agreement), each of the Individual Holders agrees to vote all of the Securities, as applicable, beneficially and of record owned by such Individual Holder or with respect to which he or she exercises voting power (directly or indirectly) (i) in favor of the Merger, the Company Charter Amendment and all other Transactions and actions contemplated by the Merger Agreement or otherwise necessary or desirable for the consummation of the Merger and the Company Charter Amendment,
(ii) against any action or agreement that (Y) could reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty, or any other obligation of the Company or the Company Operating Partnership, under the Merger Agreement or any related agreement or (Z) is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone or adversely affect the Merger or the other Transactions and (iii) against any
Acquisition Proposal.   If the Company and/or the Company Operating
Partnership conducts a meeting of, solicits written consents from, or otherwise seeks a vote of, its stockholders and/or limited partners with respect to any transaction other than the Merger or any other Transaction or matter which may contradict or conflict with any provision of this Agreement or the Merger Agreement or may make it more difficult or less desirable for Buyer to consummate the Merger, then each Individual Holder further agrees to vote his or her Securities, as applicable, in the manner most favorable to the consummation of the Merger and the other Transactions.




(b)	Each Individual Holder hereby revokes any and all prior proxies or powers of attorney in respect of any of such Individual Holder's
Securities and constitutes and appoints Buyer, or any nominee of Buyer, with full power of substitution and resubstitution, with a duration until the end of the term of this Agreement, as his or her true and lawful attorney and proxy (his or her "Proxy"), for and in his or her name, place and stead, to vote each of such Securities as his or her Proxy, at every annual, special, adjourned or postponed meeting of the stockholders of the Company or limited partners of the Company Operating Partnership, as applicable, including the right to sign his or her name (as stockholder or limited partner) to any consent, certificate or other document relating to the Company or the Company Operating Partnership and any matter referred to in Section l(a) above that Maryland or Delaware law, as applicable, may permit or require.

THE FOREGOING PROXY AND POWER OF ATTORNEY ARE
IRREVOCABLE AND COUPLED WITH AN INTEREST THROUGHOUT
THE TERM OF THIS AGREEMENT.

(c)	Notwithstanding any other provision of this Agreement, each
Individual Holder may terminate this Agreement and any Proxy and be released from all obligations to vote his or her Securities, as applicable, in accordance with the provisions of this Agreement or to have his or her Securities, as applicable, voted in accordance with any Proxy in the event the Merger Agreement is terminated in accordance with Section 7.1 thereof or is materially amended or modified. No termination of this Agreement will relieve any party from liability for any breach of its obligations hereunder committed prior to such termination.















(d)	Subject to the terms and conditions of this Agreement, prior to the Effective Time, each Individual Holder shall not, and shall not permit any of such Individual Holder's affiliates, agents, advisors or representatives retained or engaged to represent the Individual Holder in connection with this Agreement and the related transactions, including, without limitation, any investment banker, attorney or accountant retained or engaged by such Individual Holder to represent such Individual Holder in connection with this Agreement and the related transactions (collectively, his or her "Representatives"), to directly or indirectly, (a) encourage (including by way of furnishing non-public information), solicit, initiate or facilitate any inquiries relating to, or the submission of, any Acquisition
Proposal, (b) enter into any agreement with respect to any Acquisition Proposal or enter into any agreement, arrangement or understanding requiring he or she to abandon, terminate or fail to consummate the Merger or any other Transaction or (c) participate in any way in discussions or negotiations with, or furnish any information to, any Person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; provided, that any Individual Holder who is a director, officer or employee of the Company may take actions solely in his or her capacity as such to the extent permitted under the Merger Agreement, provided that the foregoing clause shall in no way relieve an Individual Holder from any obligation as a record or beneficial owner of Securities to vote such Securities as herein provided and to otherwise comply with the terms and conditions of this Agreement.

  (e) Each Individual Holder agrees that he or she will not contract to sell, sell or otherwise transfer or dispose of any of the Securities, or any interest therein, or securities convertible into, or any voting rights with respect to, any of the Securities, other than as expressly contemplated by this Agreement and the Merger Agreement. Without limiting the foregoing, each Individual Holder agrees that, other than pursuant to this Agreement, he or she will not grant any proxies or powers of attorney or enter into a voting agreement or other arrangement with respect to any Securities or deposit any Securities into a voting trust.








   (f) Each Individual Holder agrees to notify Buyer orally and in writing of (i) any inquiry, proposal or offer with respect to, or which could reasonably be expected to lead to, any Acquisition Proposal received by such Individual Holder or any Representative of such Individual Holder, (ii) the material terms of such Acquisition Proposal (including a copy of any written proposal) and (iii) the identity of the person making the inquiry, proposal or offer for any such Acquisition Proposal promptly upon receipt by such Individual Holder or any Representative of such Individual Holder of such inquiry, proposal or offer.

2.	Stock Splits, etc. Without limiting the provisions of the Merger
Agreement, in the event (a) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange affecting any of the Company Stock or Company OP Units, or (b) any
Individual Holder shall become the beneficial owner of any additional Company Stock or other securities of the Company or the Company Operating Partnership entitling such Individual Holder to vote or give consent with respect to the matters set forth in Section l(a) hereof, then the terms of this Agreement shall apply to the shares or other securities of the Company or the Company Operating
Partnership held by such Individual Holder immediately following the effectiveness of the events described in clause (a) or such Individual Holder becoming the beneficial owner thereof as described in clause (b), as though they were Securities of such
Individual Holder hereunder.   Each Individual Holder hereby
agrees, while this Agreement is in effect, to notify Buyer of the number of any new Securities acquired by such Individual Holder, if any, after the date hereof.

3.	Waiver of Dissenters' Rights.   Each of the Individual Holders
hereby agrees to waive any dissenters' or appraisal rights which may be available under applicable Maryland (or Delaware law).

4.	Representations, Warranties and Additional Covenants of
the Individual Holders.   Each Individual Holder hereby represents
and warrants to, and agrees with, Buyer that:

(a)	this Agreement has been duly executed and delivered by
such Individual Holder and constitutes a valid and legally binding obligation of such Individual Holder enforceable in accordance with its terms;




(b)	as of the date of this Agreement, the Securities beneficially and of record owned by such Individual Holder consist of the number of shares of Company Stock and/or Company OP Units identified next to such Individual Holder's name on Schedule 1 hereto and such Individual Holder has sole voting and dispositive power over such Securities and owns such Securities free and clear of all liens, charges, encumbrances, security interests, voting agreements and commitments of any kind, except as disclosed on Schedule 1 hereto; and

(c)	on the date hereof such Individual Holder has, and such
Individual Holder will have at all times up to the termination of this Agreement or to the Effective Time, as applicable, the unrestricted power to vote such Individual Holder's Securities.

 5.Amendment; Assignment.   This Agreement may not be modified,
amended, altered or supplemented except upon the execution and delivery of a written agreement executed by Buyer and each Individual Holder. No Individual Holder may assign any of his or her rights or obligations under this Agreement without the prior written consent of Buyer; provided, that with respect to the rights and obligations of any Individual Holder under this Agreement, this Agreement may be amended with the approval of such Individual
Holder and Buyer, notwithstanding the failure to obtain the approval of any other Individual Holder.

6. Notices.   Any notices or other communications required
or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:










  If to Buyer, addressed to it at:

  Prime Outlets Acquisition Company, LLC
  c/o Lightstone Group LLC
  326 Third Street
  Lakewood, New Jersey 08701
  Facsimile Number: (732) 363-7183

  with a copy to:

  Herrick, Feinstein LLP
  2  Park Avenue
  New York, New York 10016
  Attn: Sheldon Chanales, Esq.
  Facsimile Number: (212) 592-1500

  with a copy to:

  Prime Retail, Inc.
  100 East Pratt Street
  19th Floor
  Baltimore, Maryland 21202
  Attention: Glenn D. Reschke
  Facsimile Number: (410) 234-1701

  with a copy to:

  Prime Retail, Inc.
  100 East Pratt Street
  19th Floor
  Baltimore, Maryland 21202
  Attention: R. Kelvin Antill
  Facsimile Number: (410) 234-1761


  with a copy to:

  Winston & Strawn
  35 West Wacker Drive
  Chicago, Illinois 60601
  Attention: Steven J. Gavin
  Facsimile Number: (312) 558-5700




  If to an Individual Holder, addressed to it at:

 The address set forth opposite such
 Individual Holder's name on
 Schedule I hereto

or to such other address as the party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall only be effective upon receipt.

7.	Counterparts.   This Agreement may be executed
in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

8.	Governing Law.   This Agreement shall be governed by,
and construed in accordance with, the Laws of the State of New York, without regard to laws that may be applicable under conflicts of laws principles except to the extent that the validity and effectiveness of the Merger are required to be governed by the Laws of the State of Maryland.
























9.	Consent to Jurisdiction: Waiver of Trial by Jury.
(a)Each of the parties hereto hereby irrevocably and unconditionally submits, for himself, herself or itself and his, her or its property, to the exclusive jurisdiction of any New York State court, or federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (A) agrees not to commence any such action or proceeding except in such courts, (B) agrees that any claim in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by Law, in such federal court, (C) waives, to the fullest extent he, she or it may legally and effectively do so, any objection which he, she or it may now or hereafter have to the laying of venue of any such action or proceeding in any such New York State or federal court and (D) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such New York State or federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in


















Section 6. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

  (b) EACH PARTY ACKNOWLEDGES AND AGREES
THAT ANY CONTROVERSY WHICH MAY ARISE UNDER
THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED
AND DIFFICULT ISSUES, AND THEREFORE HE, SHE OR IT
HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES
ANY RIGHT HE, SHE OR IT MAY HAVE TO A TRIAL BY JURY
IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY
ARISING OUT OF OR RELATING TO THIS AGREEMENT AND
ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HERE
ITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR
THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES
THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF
ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR
OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN
THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER
OF SUCH WAIVERS, (B) HE, SHE OR IT UNDERSTANDS AND
HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS,
(C) HE, SHE OR IT MAKES SUCH WAIVERS VOLUNTARILY
AND (D) HE, SHE OR IT HAS BEEN INDUCED TO ENTER INTO
THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL
WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(b).

10.	Binding Effect.   This Agreement shall be binding upon
and inure solely to the benefit of each party hereto and their respective heirs, personal representatives, successors and
permitted assigns.   Nothing expressed or referred to in this
Agreement is intended or shall be construed to give any person other than the parties to this Agreement, or their respective heirs, personal representatives, successors or permitted assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained
herein.   This Agreement shall be the valid and binding
obligation of each party hereto upon the execution by such party of this Agreement regardless of whether each other party listed on Schedule I has executed this Agreement.







11.          Entire Agreement.    This Agreement, the Merger
Agreement and the other documents delivered pursuant hereto or thereto constitutes the entire agreement of the parties hereto with respect to the subject matter hereof.

12.Term. This Agreement shall terminate automatically without any further action by any of the parties hereto immediately upon the earlier of (a) the day following the Effective Time and
(b) the termination of the Merger Agreement in accordance with
its terms.   No termination of this Agreement will relieve
any party from liability for any breach of its obligations hereunder committed prior to such termination.

13. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

14. Further Assurances.   Each Individual Holder will, upon
the request of Buyer, execute and deliver such documents and take such action reasonably deemed by Buyer to be necessary or desirable to effectuate the purposes of this Agreement.

15. Remedies.   Each Individual Holder agrees that, for any
violation of this Agreement, Buyer shall have the right to seek equitable relief in any court of competent jurisdiction to require that such Individual Holder comply with the terms of this Agreement.

16.Nature of Representations, Warranties and Covenants.
The representations, warranties, covenants and agreements of the Individual Holders in this Agreement are made severally, and not jointly, by each Individual Holder.


  [signature page follows]


IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.




PRIME OUTLETS ACQUISITION COMPANY, LLC



By:
/s/ David Lichtenstein
Name: DAVID LICHTENSTEIN
Title:PRESIDENT




HOWARD AMSTER





GARY J. SKOIEN






















IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.







PRIME OUTLETS ACQUISITION COMPANY, LLC



By:





/s/ Howard Amster
Name: HOWARD AMSTER



GARY J. SKOIEN




















IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.



PRIME OUTLETS ACQUISITION COMPANY, LLC





HOWARD AMSTER



/s/ Gary J. Skoien
Name:	GARY J. SKOIEN































Schedule 1

							Number of
Name, address of holder				Shares/Units
and address to which to send copies of notice	held of Company

Howard Amster					Common-	402,674
23811 Chagrin Blvd., # 200				Preferred A-	141,800
Beachwood, Ohio 44122-5525			Preferred B- 1,173,945
							OP Units-	 N/A



Gary J. Skoien						Common-	    3,850
c/o The Prime Group, Inc.				Preferred A-	N/A
77 West Wacker Drive, Suite 4200			Preferred B-	  27,483
Chicago, Illinois 60601 				OP Units-	N/A


























Exhibit 2

REAFFIRMATION OF VOTING AGREEMENT

This REAFFIRMATION OF VOTING AGREEMENT (this "Reaffirmation") is made as of September 2, 2003 by and among Howard Amster and Gary J. Skoien (collectively, the "Individual Holders") and Prime Outlets Acquisition Company, LLC, a Delaware limited liability Company ("Buyer").

WITNESSETH:

WHEREAS, Prime Retail, Inc., a Maryland corporation (the "Company), and Buyer entered into that certain Agreement and Plan of Merger, dated as of July 8, 2003 (the "Merger Agreement");

WHEREAS, Buyer and the Individual Holders entered into that certain Voting Agreement, dated as of July 8, 2003 (the "Voting Agreement"), pursuant to which the Individual Holders agreed, among other things, to vote all of the capital stock of the Company owned by them in favor of the transactions contemplated by the Merger Agreement and to grant to Buyer (or its nominee) an irrevocable proxy to exercise the voting power of the Individual Holders with respect to such securities as provided for in the Voting Agreement;

WHEREAS, on September 2, 2003 the Company and Buyer entered into an amendment to the Merger Agreement (the "Amendment") which, among other things, adjusted the allocation of the Merger Consideration (as defined in the Merger Agreement) to be paid to holders of each of the classes of capital stock of the Company;

WHEREAS, in connection with the execution of the Amendment, Buyer and the Individual Holders have agreed to reaffirm the Voting Agreement;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows;






In connection with the execution of the Amendment, Buyer and the Individual Holders hereby reaffirm the Voting Agreement and acknowledge and agree that the terms and conditions of the Voting Agreement, including the proxies granted to Buyer thereunder, remain in full force and effect.

This Reaffirmation may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and thee same instrument.


(signature page follows)
































IN WITNESS WHEREOF, the parties hereto have caused this Reaffirmation to be duly executed as of the day and year first above written.


PRIME OUTLETS ACQUISITION COMPANY, LLC

By:





/s/ Howard Amster
Name:	Howard Amster































IN WITNESS WHEREOF, the parties hereto have caused this Reaffirmation to be duly executed as of the day and year first above written.


PRIME OUTLETS ACQUISITION COMPANY, LLC

By:







Howard Amster




/s/ Gary J. Skoien
Name:	Gary J. Skoien